Exhibit 99.1
Flamel Technologies Announces Payment from Wyeth
Pharmaceuticals
Lyon, France – September 18th, 2008 – Flamel Technologies (Nasdaq: FLML) announced today that a payment of $500,000 has been triggered in connection with the license agreement it signed in 2007 with Wyeth Pharmaceuticals, a division of Wyeth (NYSE: WYE). The agreement is for the development of a marketed protein to be delivered using Flamel’s Medusa technology. Flamel also is receiving additional revenues from Wyeth for development work being conducted on the development of the Medusa-enabled formulation of the protein.
     “We are pleased with the progress we have achieved so far in this license agreement with Wyeth Pharmaceuticals,” said Stephen H. Willard, Flamel’s Chief Executive Officer. “Flamel is currently working with six of the top twenty pharmaceutical companies in the world using the Medusa platform. We believe that the work we are completing with Wyeth, as well as with our other major partners, will be an important foundational element for the growth of Flamel as the projects continue and advance in the clinic.”
     Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides and other molecules, without reduction in bioactivity. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs; it is the intellectual platform licensed by GlaxoSmithKline for COREG CR®.
Contact:
Charles Marlio, Director of Strategic Planning and Investor Relations
Tel: (+) 33-4-7278-3434
Fax: (+) 33-4-7278-3435
Marlio@flamel.com
This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2007.